XP INC. REPORTS R$47 BILLION ADJUSTED NET INFLOWS, R$8.6 BILLION

CREDIT PORTFOLIO AND R$3.3 BILLION TPV ON 3Q21

São Paulo, Brazil, October 11, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today its 3Q21 KPIs. The Portuguese version of this release can be accessed in the Press Release section on the IR website.

Banking

Credit Portfolio¹ (in R$ billion)

Our Credit portfolio reached R$8.6 billion as of September 30, 2021, expanding 122% year to date. The duration of our credit book was 3.3 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%.

¹This portfolio does not include Intercompany and Credit Card related loans and receivables

Credit Card TPV (in R$ billion)

On 3Q21, XP Visa Infinite credit cards generated R$3.3 billion in TPV (Total Purchased Value), a growth of 55% quarter-over-quarter.

“Despite being at a very early stage in our banking initiatives, mainly collateralized credit and credit card, our data indicates a strong potential for cross selling in our platform. Our focus is to increase engagement within our client base, providing a complete and integrated experience, enhancing our long-term relationship with our clients”, commented Thiago Maffra, XP Inc.’s CEO.

Investments

Assets Under Custody (in R$ billion)

Total AUC was R$789 billion as of September 30, up 40% year-over-year and down 3% quarter-over-quarter. Year-over-year growth was driven by R$219 billion of net inflows and R$7 billion of market appreciation. Relevant market depreciation over 3Q21 offset most of the appreciation seen in recent quarters.

Total Net Inflow¹ (in R$ billion)

 ¹Adjusted by concentrated inflows/outflows

Total net inflows were R$37 billion on 3Q21 vs R$75 billion on 2Q21. Adjusted by concentrated custodies, net inflows reached R$47 billion, R$16bn per month, up from R$45 billion on 2Q21 and reflecting the strong performance of both IFA and Direct channels at the XP brand.

Active Clients (in ‘000)

Active clients grew 25% and 5% in 3Q21 vs 3Q20 and 2Q21, respectively, reaching 3.3 million. Average monthly client additions grew 6% sequentially from 49,000 in 2Q21 to 52,000 in 3Q21.

“Despite the more challenging environment, with interest rates in an upward trend, we expect to continue to see a healthy growth pace in our mains KPIs, due to a diversified business model and a still highly concentrated financial industry in Brazil”, commented Bruno Constantino, XP Inc.’s CFO.

IFA Network Gross Additions

IFA Network Gross Additions

IFA gross additions totaled 1,188 in 3Q21, up 30% year-over-year and stable quarter-over-quarter.

Retail Daily Average Trades¹ (million trades)

¹Daily Average Trades, including Stocks, REITs, Options and Futures

Retail DATs totaled 2.6 million in 3Q21, remaining relatively stable quarter-over-quarter and year-over-year.

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 77 in September 2021, reflecting our ongoing efforts to provide superior customer service at a lower cost. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

Third Quarter Earnings Release and Conference Call

XP will release its complete third quarter of 2021 financial results on November 3, 2021 after market close. We will also host a Conference Call on the same day, at 5:00pm ET (6:00pm BRT) to discuss the results further.

Non-GAAP Measures

This release includes certain non-GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results The non GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins Antonio Guimarães Marina Montemor	Investor Contact: ir@xpi.com.br IR Website: investors.xpinc.com